Exhibit 99.1

Opera Limited to Hold 2023 Annual General Meeting on December 14, 2023

OSLO, Norway, October 30, 2022 /PRNewswire/ - Opera Limited (Nasdaq: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced that it will hold its 2023 Annual General Meeting of shareholders (“AGM”) on December 14, 2023, at 10:00 Eastern Standard Time, at 33 Irving Place, New York, NY 10003, USA (WeWork, 3rd Floor, attention Matt Wolfson). The record date is November 2, 2023.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs. A copy of the notice of the AGM is available at https://investor.opera.com/

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com and on X @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (917) 348-6447

For media enquiries, please contact: press-team@opera.com